EXHIBIT 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

For the six month period
ended June 30, 2008
Including Interest on Deposits
Pre-tax income from continuing operations	$4,515
Plus:
Fixed Charges:	177,069

Total Earnings	$181,584

Fixed Charges:
Interest expensed and capitalized	$175,759
Amortized premiums, discounts, and capitalized expenses related to indebtedness	96
An estimate of interest component within rental expense	1,214

Total Fixed Charges before preferred dividends	$177,069

Preferred dividends	(16,650)
Ratio of pre-tax income to net loss	(6.883)

Preferred dividend factor	114,602

Total fixed charges and preferred stock dividends	$291,671

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits Earnings:
Pre-tax income from continuing operations	$4,515
Plus:
Fixed Charges (excluding capitalized interest)	97,153

Total Earnings	$101,668

Fixed Charges:
Interest expensed and capitalized	$95,043
Amortized premiums, discounts, and capitalized expenses related to indebtedness	96
An estimate of interest component within rental expense	1,214

Total Fixed Charges before preferred dividends	$97,153

Preferred dividends	(16,650)
Ratio of pre-tax income to net loss	(6.883)

Preferred dividend factor	114,602

Total fixed charges and preferred stock dividends	$211,755

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A) Due to the reduce income recognized for the six month period ended June 30, 2008 the coverage ratio was less than 1:1.